XOS, INC.
3550 Tyburn Street
Los Angeles, California 90065

September 15, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

RE:	Xos, Inc.
Registration Statement on Form S-3
File No. 333-267334

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-267334) (the “Registration Statement”) to become effective on September 19, 2022, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Peinsipp and Rachel Proffitt of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177, or in his absence, Rachel Proffitt at (415) 693-2031.

Very truly yours,

Xos, Inc.

By:    /s/ Christen Romero
    Christen Romero
    General Counsel

cc:    David Peinsipp, Cooley LLP
Rachel Proffitt, Cooley LLP